October 4, 2016

Writer’s Direct Dial: (5411 4344-6000)
E-mail: rtorres@pampaenergia.com

VIA EDGAR TRANSMISSION

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    Pampa Energía S.A.
Registration Statement on Form F-4 (File No. 333-213038)

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Pampa Energía S.A. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”), be accelerated so that it will be declared effective by 9:00 a.m., Eastern Time, on October 6, 2016, or as soon thereafter as reasonably practicable (the “Effective Date”).

This request for acceleration supersedes the request for acceleration relating to the Registration Statement submitted by the Company on October 3, 2016.

The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company hereby acknowledges that:

•        should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•        the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Juan G. Giráldez at (212) 225‑2372 or Adam Brenneman at (212) 225‑2704, both of Cleary Gottlieb Steen & Hamilton LLP.

[Signature page follows]

Sincerely,

  /s/ Ricardo Torres

Ricardo Torres
Co-Chief Executive Officer

cc:        Juan G. Giráldez, Esq.
Adam Brenneman, Esq.
Cleary Gottlieb Steen & Hamilton LLP